December 5, 2024

Huajun Yan
Chief Executive Officer
One & one Green Technologies INC
No. 45 Diliman
1 San Rafael Bulacan, Philippines, 3008

       Re: One & one Green Technologies INC
           Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted November 12, 2024
           CIK No. 0002034723
Dear Huajun Yan:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 17, 2024 letter.

Amendment No. 1 to Draft Registration Statement on Form F-1
Cover Page

1. We note your response to comment 5 and reissue in part. Please refer to the tenth paragraph and your revised cash flow disclosure. Please provide a cross-reference to the consolidated financial statements.
 December 5, 2024
Page 2
Our Corporate Structure and History, page 4

2. We note your response to comment 11. Please revise your chart to identify the person or entity that owns the Cayman Island entities. In this regard, please revise to identify the person or entity that owns the equity in One and one International
       Limited.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Comparison of the Period Ended June 30, 2024 and 2023
Operating Expenses, page 37

3.     We note your response to prior comment 21 and issue a follow up comment.
Please
       quantify and disclose the business reasons for the material decrease in selling and marketing expenses, and the material increase in general and administrative expenses for the six months period ended June 30, 2024 compared to the six month period ended June 30, 2023. Discuss in more detail why modifications were needed to your
       "new production site due to the weather" and if you expect your expenses to continue to be unfavorably impacted for the remainder of 2024 due to these conditions. Refer to Item 5.A of Form 20-F as referenced from Item 4.a of Form F-1. Description of Share Capital, page 74

4. We note your written response to comment 22 and your related new risk factor on page 20. However, it does not appear that you have revised your Description of
       Share Capital disclosure. Please disclose here the nature of your disparate voting rights, including the number of votes per share to which each class of common stock is entitled.
Noted to Condensed Consolidated Financial Statements
For the Six Months Ended June 30, 2024 and 2023
Note 4. Accounts receivable, net, page F-33

5. Please disclose the reasons for the increase in accounts receivable, net from $2.65 million at December 31, 2023 to $10.125 million at June 30, 2024. Also, explain why there was no increase in your allowance for credit losses at June 30, 2024 based on the material increase in accounts receivable.

       Please contact Robert Shapiro at 202-551-3273 or Theresa Brillant at 202-551-3307 if
you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Donald Field at 202-551-3680
with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services